SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

5 October 2012

AVIVA PLC

Director Declaration
Further to an announcement released earlier this afternoon by Washington H Soul Pattinson and Company Limited, a company listed on the Australian Stock Exchange, Aviva plc announces that Michael Hawker, one of its independent non-executive directors, has been appointed to the Board of Washington H Soul Pattinson and Company Limited, as a non-executive director with effect from 10 October 2012.
This disclosure is made pursuant to paragraphs 9.6.13 of the UK Financial Services Authority Listing Rules.

Enquiries:
Russell Tullo - Director of Secretariat
Tel:  020 7662 0519

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 October, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary